Exhibit 10.18

February 28, 2014

STRICTLY PRIVATE & CONFIDENTIAL

Ms Joey Wat,

Present

Dear Joey,

On behalf of Yum! Restaurants Consulting (Shanghai) Company Limited (YCCL), hereinafter referred as “the Company”, we are pleased to present you the offer for the position of President of KFC, Yum! Brands Inc., China Division. The position is based in Shanghai, PRC, and you will report directly to Sam Su,CEO, Yum! Brands Inc., China Division. This offer is subject to your written confirmation of your on-boarding date by mid April. Your commencement date will be no later than October 15, 2014.

This letter of understanding is specifically for the President of KFC, Yum! China role. In the event you are assigned to a different role and/or level in the future, the Company has the discretion to make appropriate adjustments to your agreement, reflective of the benefits and tax treatment associated with the role and/or level.

1.	Base Salary

Your base salary will be USD 580,000 per annum payable in arrears of 12 equal monthly payments, subject to Hong Kong tax equalization (hypothetical tax withholding based on Hong Kong Tax). Your salary will be administered within the LT range.

2.	Yum! Leader's Bonus Program (YLB)

You are eligible to participate in our YLB scheme at a target bonus rate of 85% of your base salary. The YLB provides for eligible participants the opportunity to earn annual bonus amount, subject to hypo tax, based on both individual and company performance. The actual bonus payout will be determined by how the business does as a whole (against quantitative criteria) and your own performance against business objectives as agreed between you and the company. As a formula, bonus payment = Target Bonus % (or 85% of your annual base salary in your case) X Individual Performance Rating X Team Factor.

Team factor is a combination of Yum! China KFC (75%) and Yum! Brands (25%) performance factor. Both individual performance rating and team factor can extend beyond 100%, given above expectation performance, up to a maximum of 150% and 200% respectively, which provide a combined maximum bonus earning potential at 300% of the target amount. The payout timing will follow our annual bonus payment cycle, pro-rated according to your service duration for the year.

As a gesture of goodwill, the Company will guarantee your bonus at a rate no lower than 85% of your base salary pro-rated in accordance to the service period you are with the Company in year 2014 and 2015.

3.	Long Term Incentive - Stock Appreciation Right (SAR):

You are eligible for consideration to receive an annual SAR grant at USD 2,000,000 (face value) at your level. The final determination of your SAR grant will be based on your actual performance. Grants are typically made in February and normally have a vesting schedule of 25% per year.

At your level, your future SAR grant is subject to the Ownership guideline. In order to be eligible for consideration to receive future SAR grant, you are required to hold 24,000 shares of Yum! Stock at your level. You will need to attain 20% of your guidelines each year for the next 5 years to continue to be eligible for a performance grant. You will receive further information on the Stock Appreciation Rights Program and Ownership Guidelines from the Executive Compensation Department.

4.	Sign-on Stock Appreciation Right (SAR):

In special consideration of your potential loss of Income due to IPO of AS Watson (the current company you are with), you will be provided with a sign-on SAR grant with face value at USD 2,500,000, within 2 months from your commencement date. The grant has a vesting schedule of 25% per year.

In addition, you will be provided with a further SAR grant of USD 2,500,000, 12 to 14 months from your commencement date, subject to the successful completion of IPO (AS Watson) by October 2014.

5.	Sign-on Bonus

You will be provided with a sign-on bonus equivalent to USD 1,000,000, payable to you in two tranches. The first tranche USD 500,000 will be paid to you one month from your commencement date and the remaining USD 500,000 one year from the first payment. The sign-on payment is subject to hypo tax withholding.

Each payment is subject to a 12-month claw back. If your employment is terminated for whatever reasons within one year from the date of payment, you are required to refund (net of hypo tax withholding) the full amount to the Company

6.	Mobility Premium

To smoothen your transition to China in your pursuit of a long term career with the Company, you will be provided with a net of tax Mobility Premium of USD 120,000 per annum for the first two years, after which the premium will be scaled down to USD 60,000 net per annum for the third, fourth and fifth year. The premium will be paid to you in 12 equally monthly payments. The Mobility Premium is fully phased out at the end of year five.

7.

Benefits for Expatriates (governed by Yum! China Division Expatriate HR Policy) When you begin your assignment with Yum! in China, you will be entitled to the following benefits, in addition to the above stipulated provisions.

a.	Transportation:

While you work in China, you will be provided with a car (with running expenses of up to RMB 42,000 covered per company policy). Should you decide to hire a driver, this will be at your personal discretion and expense.

In lieu of the company car benefit, you may also choose to receive a transportation allowance of RMB 120,000 per annum payable monthly (that is RMB 10,000 per month). This allowance is subject to hypo tax deductions.

b.	Housing:

While you work in China, you will be provided with adequate housing at no cost to you. Per Policy, the housing budget for someone at your level is RMB 69,000 per month. In addition, the company shall reimburse electricity, water, and gas charges within a limit no higher than 5% of the annual rental budget per annum. Only actual amount incurred will be borne by the company. The above budget may be adjusted from time to time based on market value.

c.	Vacation Leave and Home Passage Provision:

You will be eligible for a total of 20 workdays of paid vacation leave per year, for the duration of your assignment in China. You will observe all local holidays.

As we encourage you to take a part of the vacation period away from your assignment location, we will provide you with

(1)	a travel budget based on one ticket per eligible family member (via the most direct air route, business class) from your assignment location to Hong Kong, and,
(2)

in special consideration of your step daughter's schooling in UK, the additional travel budget based on round trip Shanghai to Hong Kong ticket is replaced by a budget based on the most direct route, restricted business class airfare of designated airline per eligible family member from your assignment location to London.

Should your step daughter relocate to Shanghai in future, the total travel budget will be changed to two business class round trip airfare per eligible family member, via the most direct route from your assignment location to Hong Kong.

No payment will be made in lieu of vacation travel not being performed. All vacations and reimbursements will be administered in accordance with the Vacation Leave Policy. Budget for partial year will be on pro-rata basis.

d.	Children's Education

The Company will reimburse you for your children's education in accordance to the terms stated in the China Expatriate Handbook. For kindergarten and pre-kindergarten, tuition fee is covered less the first USD 1,000 borne by the individual. For primary/secondary school, you will be reimbursed on the actual cost of tuition, books, laboratory fees, registration and transportation to and from school for eligible children.

e.	Tax Equalization Program and Tax filing Services:

Your declared home country is Hong Kong. Hence, you will be responsible for a hypothetical HKG individual income tax, based on your taxable income including but not limited to salary & bonus. The difference between the actual PRC individual income tax and this hypothetical tax will be absorbed by the Company. The Company will provide you, where necessary, tax filing services via the appointed agent.

f.	Relocation into China

You will be provided with a pre-assignment look see trip in accordance with the China Expat Policy. The appointed agent will be assisting you and your family to get acquainted about living in China and in locating a permanent unit during your look see trip in Shanghai.

When you begin your assignment, the company will pay for one-way business class airfare for you and eligible dependents who will reside in China permanently with you, via the most direct route between your current work location and the assignment location.

To assist you and your family to settle in, temporary accommodation (company arranged service apartment) plus reimbursement against proper receipts of up to RMB 600 per adult and RMB 300 per child per day covering such expenses as meals, drinks, laundry, telephone charges, sundries, gratuities and local transportation will be provided for up to 30 days upon arrival.

In accordance with the China Expat Policy, a relocation allowance of RMB80,000 (net) will be provided to you.

In addition, the full cost of packing, shipping, insuring and unpacking your household goods and personal effects will be assumed by the Company, subject to a volume limitation of 35 cubic meters. All moves must be approved by the China Admin Office prior to shipment.

At the deliberation of Yum China Management, you are provided with House Sale Support of up to 80% of the actual transaction fee, subject to a reimbursement cap of USD 100,000 net. This provision is valid till March 1, 2015.

8.	Club Membership (applicable to LT only)

You will be paid a fixed allowance of USD5000 per annum. The allowance is paid monthly and is subject to hypo tax.

9.	Retirement Benefit

You are eligible to participate in the Provident Fund Plan registered in Hong Kong in accordance with the approved Plan Document. Company's contribution ranges from 5% to 10% depending on years of service. Employee's contribution is on voluntary basis.

10.	Medical, Dental & life Insurance Plan for Expatriates

You will be covered under the Company's Senior Executives group world wide medical, dental and life insurance plan.

11.	Code of Conduct

As an employee of Yum! Restaurants Consulting (Shanghai) Company Limited (YCCL), the Company expects that you will obey the laws and regulations and respect the lawful customs of the People's Republic of China and any other countries which you may visit in the areas of business duties. Naturally, we would expect that you would not engage in any employment or business activity which conflicts with the business interest of Yum! Brands, Inc., the Company's ultimate parent company.

12.	Reassignment

You are subject to reassignment to any of Yum's foreign or domestic locations, and any such reassignments will be subject to the future needs of the Company.

13.	Non Disclosure and Non Solicitation

In signing the Letter of Understanding, you agree that during the period of three (3) months following the termination of this agreement:

You shall not solicit or endeavor to entice away from Yum! Brands Inc. group of companies any other employee or person engaged (whether or not such a person would commit any breach of contract by reason leaving the service of the Company), or any customer of Yum! Brands Inc. group of companies.

You agree at all times (notwithstanding the termination of this agreement) not to use for your own advantage, or to disclose to any third party any information concerning the business or affairs of Yum! Brands Inc. group of companies, comprising trade secrets and business matters or information which you know or ought reasonably to have known to be confidential

14.	Termination

Termination notice will be in writing and in accordance with Company Policy. Current policy requires a two-month notice period or payment-in-lieu to be provided by either party in the event of the termination of this employment agreement.

15.	Reference Check/Work Permit /Visa

This offer of employment is contingent upon successful reference check, your obtaining the required Visa and Work Permit including medical clearance.

All other terms and conditions of employment will be governed by established policies and procedures which are subject to change from time to time by the Company.

If at any time any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions shall not be impaired or affected.

Kindly acknowledge your acceptance of the above employment terms by signing and returning the duplicate of this letter.

Yours sincerely,

/s/ Christable Lo
Christable Lo
Chief People Officer
Yum! Brands Inc., China Division

I, Joey Wat, confirm that I have read, understood and agreed to the terms of employment outlined in this letter, and will confirm my on-boarding date by mid April, 2014..

/s/ Joey Wat	March 21st, 2014
Joey Wat	Date

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